The Fund held its annual meeting of shareholders on December 14, 2010. Common/Preferred shareholders voted as indicated below:

Income Strategy:
                	             Affirmative	Withheld Authority
Election of James A. Jacobson+
 Class II to serve until 2011	             636                     1,327
Re-election of Hans W. Kertess
Class I to serve until 2013	      19,523,831	           399,881
Re-election of William B. Ogden, IV
Class I to serve until 2013	      19,486,537	           437,175
Election of Alan Rappaport+
Class I to serve until 2013	             636	             1,327

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica and John C. Maney++, continued to serve as Trustees of Income Strategy.
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+ Preferred Shares Trustee
++ Interested Trustee